Form 45-102F1

Notice of Intention to Distribute Securities under Section 2.8 of
NI 45-102 Resale of Securities

Reporting issuer

1.

Name of reporting issuer:

RIPPLE LAKE DIAMONDS INC.

Selling security holder

2.

Your name:

ROBERT LIPSETT

3.

The offices or positions you hold in the reporting issuer:

President/CEO/Director

4.

Are you selling securities as a lender, pledgee, mortgagee or other encumbrancer?

No

5.

Number and class of securities of the reporting issuer you beneficially own:

6,110,001 common shares

Distribution

6.

Number and class of securities you propose to sell:

600,000 common shares

7.

Will you sell the securities privately or on an exchange or market?  If on an exchange or market, provide the name.

Through the facilities of the TSX Venture Exchange or by private sale.

Warning

It is an offence to submit information that, in a material respect and in light of the circumstances in which it is submitted, is misleading or untrue.

Certificate

I certify that

(1)

I have no knowledge of a material fact or material change with respect to the issuer of the securities that has not been generally disclosed; and

(2)

the information given in this form is true and complete.

Date February 3, 2006	ROBERT LIPSETT Your name (Selling security holder) Original-Signed Your signature (or if a company, the signature of your authorized signatory) Name of your authorized signatory

INSTRUCTION:

File this form electronically through SEDAR with the securities regulatory authority in each jurisdiction where you sell securities and with the Canadian exchange on which the securities are listed.  Where the securities are being sold on an exchange, the form should be filed in every jurisdiction across Canada.

Notice to selling security holders - collection and use of personal information

The personal information required in this form is collected for and used by the listed securities regulatory authorities to administer and enforce securities legislation in their jurisdictions.  This form is publicly available by authority of National Instrument 45-102 and the securities legislation in each of the jurisdictions.  The personal information collected will not be used or disclosed other than for the stated purposes without first obtaining your consent.  Corporate filers should seek the consent of any individuals whose personal information appears in this form before filing this form

If you have questions about the collection and use of your personal information, or the personal information of your authorized signatory, contact any of the securities regulatory authorities listed below.

Alberta Securities Commission
4th Floor, 300 - 5th Avenue SW
Calgary, AB  T2P 3C4
Attention: Information Officer
Telephone: (403) 297-6454
Facsimile: (403) 297-6156

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC  V7Y 1L2
Attention: Manager, Financial and Insider Reporting
Telephone: (604) 899-6730 or (800) 373-6393 (in B.C.)
Facsimile: (604) 899-6506

Securities Commission of Newfoundland and Labrador
P.O. Box 8700
2nd Floor, West Block
Confederation Building
75 O’Leary Avenue
St. John’s, NFLD  A1B 4J6
Attention: Director of Securities
Telephone: (709) 729-4189
Facsimile: (709) 729-6187

Department of Justice, Northwest Territories
Legal Registries
P.O. Box 1320
1st Floor, 5009-49th Street
Yellowknife, NWT  X1A 2L9
Attention: Director, Legal Registries
Telephone: (867) 873-7490
Facsimile: (867) 873-0243

Nova Scotia Securities Commission
2nd Floor, Joseph Howe Building
1690 Hollis Street
Halifax, NS  B3J 3J9
Attention: Corporate Finance
Telephone: (902) 424-7768
Facsimile: (902) 424-4625

Department of Justice, Nunavut
Legal Registries Division
P.O. Box 1000 - Station 570
1st Floor, Brown Building
Iqaluit, NT  X0A 0H0
Attention: Director, Legal Registries Division
Telephone: (867) 975-6190
Facsimile: (867) 975-6194

Ontario Securities Commission
Suite 1903, Box 55
20 Queen Street West
Toronto, ON  M5H 3S8
Attention: Administrative Assistant to the Director of Corporate Finance
Telephone: (416) 593-8314
Facsimile: (416) 593-8177

Prince Edward Island Securities Office
Consumer, Corporate and Insurance Services Division
Office of the Attorney General
P.O. Box 2000
Charlottetown, PE  C1A 7N8
Attention: Registrar of Securities
Telephone:  (902) 368- 4550
Fax:  (902) 368-5283

Saskatchewan Financial Services Commission
Securities Division
6th Floor, 1919 Saskatchewan Drive
Regina, SK  S4P 3V7
Attention: Deputy Director, Legal
Telephone: (306) 787-5879
Facsimile: (306) 787-5899

Autorité des marchés financiers
Tour de la Bourse
800 square Victoria
C.P. 246, 22e étage
Montréal, Québec  H4Z 1G3
Attention: Responsible de l’accès à l’information